FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the resolution adopted at Banco de Chile’s Board meeting held on April 12, 2007, at which time it was resolved to schedule an Extraordinary Shareholders Meeting for the 17th of May, 2007 with the objective of discussing matters regarding the Bank’s capital increase.

Mister
Gustavo Arriagada Morales
Superintendent of Banks and
Financial Institutions
Present

RE: ESSENTIAL INFORMATION

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions, I inform you on an essential information regarding this institution, whereby, in the Ordinary Session No. BCH 2,643 of the 12 of April, 2007, the Board of Directors of Banco de Chile resolved to schedule an Extraordinary Shareholders Meeting for the 17 of May, 2007 with the objective of proposing a capital increase in the amount of Ch$110,000,000,000.-, by means of the issuance of cash shares that must be subscribed and paid at the price, term and other conditions agreed by the Shareholder Meeting as well as to modify the Bank’s by-laws by adopting the other necessary agreements so as to make effective the agreed by-laws reform.

Sincerely,

Fernando Cañas Berkowitz
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2007

Banco de Chile

/S/ Fernando Cañas B.
By: Fernando Cañas Berkowitz Chief Executive Officer